SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.                                                                  Nokia Press Release dated April 20, 2005 and titled:

New IFRS standards and their impact on Nokia 2004 and future accounts press release

20.4.2005

New IFRS standards and their impact on Nokia 2004 and future accounts

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. The following covers those rules applicable to Nokia. The total impact of the changes resulting from the retrospective implementation of the new rules to Nokia’s 2004 financial accounts were an increase of EUR 104 million on net sales, and a net decrease of EUR 4 million on operating profit. These result from the changes in IFRS 2 and IAS 39 Revised.

IFRS 2:  Share-based payments

IFRS 2 requires companies to recognize the cost of share-based awards to employees over the grant date to vesting date. The standard applies to awards granted since November 7, 2002 and not yet vested by January 1, 2005. The cost is assessed on a fair value basis using an option pricing model.

For the Nokia 2004 accounts, this applies only to the 2003 stock option, and 2004 stock option, performance share and restricted share plans. The retrospective implementation of this change reduced the year 2004 operating profit by EUR 62 million.

The impact of this new rule will be seen in all relevant operating expenses lines.

IAS 39 Revised: Hedge accounting

IAS 39R no longer permits hedge accounting for treasury center foreign exchange netting, the method that Nokia has historically used to hedge foreign exchange risk. This change in the hedge accounting rules is retrospective for Nokia as an existing IFRS user.

The retrospective implementation of this change increased 2004 net sales by EUR 104 million and increased 2004 operating profit by EUR 58 million.

With effect from the beginning of this year, Nokia has revised its method of hedging foreign exchange risks to ensure hedge accounting treatment under the new rules.

IFRS 3: Business combinations, IAS 36 Revised: Impairment of assets, and IAS 38 Revised: Intangible assets

IFRS 3 calls for the discontinuation of goodwill amortization. IFRS 3 had no retrospective impact on Nokia’s 2004 financial accounts. At December 31, 2004 Nokia had EUR 90 million of goodwill on its balance sheet, which in the future will not be amortized, but will be subject to an annual impairment test in accordance with IAS 36R.

The impact of the retrospective implementation of IFRS 2 and IAS 39R on Nokia’s 2004 financial accounts can be found in the following tables.

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IFRS 2 AND IAS 39R

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	Previously	Impact of
	reported	IFRS 2 &	Revised
	1-3/2004	IAS 39 R	1-3/2004

Net sales	6 625	-277	6 348
Cost of sales	-3 943	171	-3 772
Research and development expenses	-855	-9	-864
Selling and marketing expenses	-517	-3	-520
Administrative, general and other expenses	-148	-1	-149
Amortization of goodwill	-24		-24

Operating profit	1 138	-119	1 019
Share of results of associated companies	-4		-4
Financial income and expenses	76		76

Profit before tax and minority interests	1 210	-119	1 091
Tax	-385	32	-353

Profit before minority interests	825	-87	738
Profit attributable to minority interests	-9		-9

Profit attributable to equity holders of the parent	816	-87	729

Earnings per share, EUR
Basic	0.17	-0.01	0.16
Diluted	0.17	-0.01	0.16

Average number of shares (1 000 shares)
Basic	4 679 708		4 679 708
Diluted	4 683 116		4 683 116

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	4-6/2004	IAS 39 R	4-6/2004	1-6/2004	IAS 39 R	1-6/2004

Net sales	6 640	-177	6 463	13 265	-454	12 811
Cost of sales	-4 090	175	-3 915	-8 033	346	-7 687
Research and development expenses	-945	-12	-957	-1 800	-21	-1 821
Selling and marketing expenses	-673	-3	-676	-1 190	-6	-1 196
Administrative, general and other expenses	-91	-2	-93	-239	-3	-242
One-time item	90		90	90		90
Amortization of goodwill	-24		-24	-48		-48

Operating profit	907	-19	888	2 045	-138	1 907
Share of results of associated companies	-6		-6	-10		-10
Financial income and expenses	135		135	211		211

Profit before tax and minority interests	1 036	-19	1 017	2 246	-138	2 108
Tax	-315	2	-313	-700	34	-666

Profit before minority interests	721	-17	704	1 546	-104	1 442
Minority interests	-9		-9	-18		-18

Profit attributable to equity holders of the parent	712	-17	695	1 528	-104	1 424

Earnings per share, EUR
Basic	0.15	—	0.15	0.33	-0.02	0.31
Diluted	0.15	—	0.15	0.33	-0.02	0.31

Average number of shares (1 000 shares)
Basic	4 620 853		4 620 853	4 650 281		4 650 281
Diluted	4 625 693		4 625 693	4 655 703		4 655 703

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	7-9/2004	IAS 39 R	7-9/2004	1-9/2004	IAS 39 R	1-9/2004

Net sales	6 939	165	7 104	20 204	-289	19 915
Cost of sales	-4 410	-108	-4 518	-12 443	238	-12 205
Research and development expenses	-880	-11	-891	-2 680	-32	-2 712
Selling and marketing expenses	-578	-3	-581	-1 768	-9	-1 777
Administrative, general and other expenses	-139	-2	-141	-378	-5	-383
One-time item	20		20	110		110
Amortization of goodwill	-24		-24	-72		-72

Operating profit	928	41	969	2 973	-97	2 876
Share of results of associated companies	-6		-6	-16		-16
Financial income and expenses	78		78	289		289

Profit before tax and minority interests	1 000	41	1 041	3 246	-97	3 149
Tax	-324	-16	-340	-1 024	18	-1 006

Profit before minority interests	676	25	701	2 222	-79	2 143
Minority interests	-16		-16	-34		-34

Profit attributable to equity holders of the parent	660	25	685	2 188	-79	2 109

Earnings per share, EUR
Basic	0.14	0.01	0.15	0.47	-0.01	0.46
Diluted	0.14	0.01	0.15	0.47	-0.01	0.46

Average number of shares (1 000 shares)
Basic	4 564 585		4 564 585	4 621 507		4 621 507
Diluted	4 572 177		4 572 177	4 628 256		4 628 256

	Previously	Impact of		Previously	Impact of
	reported	IFRS 2 &	Revised	reported	IFRS 2 &	Revised
	10-12/2004	IAS 39 R	10-12/2004	1-12/2004	IAS 39 R	1-12/2004

Net sales	9 063	393	9 456	29 267	104	29 371
Cost of sales	-5 690	-284	-5 974	-18 133	-46	-18 179
Research and development expenses	-1 053	-11	-1 064	-3 733	-43	-3 776
Selling and marketing expenses	-784	-3	-787	-2 552	-12	-2 564
Administrative, general and other expenses	-193	-2	-195	-571	-7	-578
One-time item	38		38	148		148
Amortization of goodwill	-24		-24	-96		-96

Operating profit	1 357	93	1 450	4 330	-4	4 326
Share of results of associated companies	-10		-10	-26		-26
Financial income and expenses	116		116	405		405

Profit before tax and minority interests	1 463	93	1 556	4 709	-4	4 705
Tax	-411	-29	-440	-1 435	-11	-1 446

Profit before minority interests	1 052	64	1 116	3 274	-15	3 259
Minority interests	-33		-33	-67		-67

Profit attributable to equity holders of the parent	1 019	64	1 083	3 207	-15	3 192

Earnings per share, EUR
Basic	0.23	0.01	0.24	0.70	-0.01	0.69
Diluted	0.23	0.01	0.24	0.70	-0.01	0.69

Average number of shares (1 000 shares)
Basic	4 508 880		4 508 880	4 593 196		4 593 196
Diluted	4 516 591		4 516 591	4 600 337		4 600 337

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IAS 39R

NET SALES BY QUARTER 2004

Previously reported Net Sales

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	4 251	4 167	4 429	5 660	18 507
Multimedia	776	739	914	1 230	3 659
Enterprise Solutions	189	189	172	280	830
Networks	1 415	1 576	1 470	1 906	6 367
Eliminations	-6	-31	-46	-13	-96

Nokia Group	6 625	6 640	6 939	9 063	29 267

Impact of adopting IAS 39R

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-171	-117	91	211	14
Multimedia	-32	-10	17	42	17
Enterprise Solutions	-5	-4	3	15	9
Networks	-69	-46	54	125	64

Nokia Group	-277	-177	165	393	104

Revised Net Sales

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	4 080	4 050	4 520	5 871	18 521
Multimedia	744	729	931	1 272	3 676
Enterprise Solutions	184	185	175	295	839
Networks	1 346	1 530	1 524	2 031	6 431
Eliminations	-6	-31	-46	-13	-96

Nokia Group	6 348	6 463	7 104	9 456	29 371

IMPACT OF RETROSPECTIVE IMPLEMENTATION OF IFRS 2 AND IAS 39R

OPERATING PROFIT BY QUARTER 2004

Previously reported Operating Profit

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	1 089	797	822	1 060	3 768
Multimedia	2	-74	87	164	179
Enterprise Solutions	-31	-59	-66	-43	-199
Networks	182	255	181	260	878
Common Group Functions	-104	-12	-96	-84	-296

Nokia Group	1 138	907	928	1 357	4 330

Impact of adopting IFRS 2

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-2	-2	-2	-2	-8
Multimedia	-2	-3	-2	-3	-10
Enterprise Solutions	-2	-3	-2	-2	-9
Networks	-4	-6	-6	-6	-22
Common Group Functions	-3	-3	-4	-3	-13

Nokia Group	-13	-17	-16	-16	-62

Impact of adopting IAS 39R

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	-58	7	28	49	26
Multimedia	-22	13	8	7	6
Enterprise Solutions	-2	-	-1	1	-2
Networks	-24	-22	22	52	28
Common Group Functions	—	—	—	—	—

Nokia Group	-106	-2	57	109	58

Revised Operating Profit

	1-3/2004	4-6/2004	7-9/2004	10-12/2004	1-12/2004

Mobile Phones	1 029	802	848	1 107	3 786
Multimedia	-22	-64	93	168	175
Enterprise Solutions	-35	-62	-69	-44	-210
Networks	154	227	197	306	884
Common Group Functions	-107	-15	-100	-87	-309

Nokia Group	1 019	888	969	1 450	4 326

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel